# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CIDARA THERAPEUTICS, INC., CIK 0001610618
CUSIP: 171757206
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 6310 Nancy Ridge Drive, Suite 101, San Diego, California (CA), 92121
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001809934

## Reporting persons
- Canaan XII L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Canaan Partners XII LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: CIDARA THERAPEUTICS, INC.
Address of issuer's principal executive offices: 6310 Nancy Ridge Drive, Suite 101, San Diego, California 92121

## Item 2. Person Filing
Name of person filing:
(i) Canaan XII L.P., a Cayman Islands limited partnership; and
(ii) Canaan Partners XII LLC, a Delaware limited liability company.
Address of principal business office or, if none, residence: 2765 Sand Hill Road, Menlo Park, California 94025
Citizenship: See Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, none of the Reporting Persons may be deemed to beneficially own any shares of Common Stock of the Issuer.
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Canaan XII L.P.: /s/ Nancy Levenson, Nancy Levenson, Attorney-in-Fact (08/14/2025)
- Canaan Partners XII LLC: /s/ Nancy Levenson, Nancy Levenson, Attorney-in-Fact (08/14/2025)